Exhibit 99.1

3.1 Billion Parcels to Expand Market Share 2.3 pts to 18.9%

Adjusted Net Income Increased 24.6% to Reach RMB1.32 Billion

ZTO Reports Third Quarter 2019 Unaudited Financial Results

Shanghai, November 19, 2019 — ZTO Express (Cayman) Inc. (NYSE: ZTO), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2019¹ The Company beat market expectations by generating parcel volume growth of 45.9%, or 18.4 percentage points faster than the industry average. Market share by parcel volume expanded to 18.9% during the third quarter of 2019. Adjusted net income increased 24.6% to reach RMB1,318.5 million.

Third Quarter 2019 Financial Highlights

•                                                                                          Revenues were RMB5,265.8 million (US$736.7 million), an increase of 24.4% from RMB4,234.6 million in the same period of 2018

•                                                                                          Gross profit was RMB1,596.9 million (US$223.4 million), an increase of 20.5% from RMB1,325.3 million in the same period of 2018

•                                                                                          Net income was RMB 1,307.7 million (US$183.0 million), an increase of 23.4% from RMB 1,059.4 million in the same period of 2018

•                                                                                          Adjusted EBITDA2 was RMB1,887.5 million (US$264.1 million), an increase of 28.1% from RMB1,473.1 million in the same period of 2018

•                                                                                          Adjusted net income3 was RMB 1,318.5 million (US$184.5 million), an increase of 24.6% from RMB1,058.5 million in the same period of 2018

•                                                                                          Basic and diluted earnings per American depositary share (“ADS”4) attributable to ordinary shareholders were RMB1.67 (US$0.23), an increase of 23.7% and 24.6% from RMB1.35 and RMB1.34 in the same period of 2018, respectively

•                                                                                          Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB1.69 (US$0.24), an increase of 25.2% and 26.1% from RMB1.35 and RMB1.34 in the same period of 2018, respectively

•                                                                                          Net cash provided by operating activities was RMB1,417.7 million (US$198.3 million), compared with RMB911.7 million in the same period of 2018

Operational Highlights for Third quarter 2019

•                                                                                          Parcel volume was 3,057.9 million, an increase of 45.9% from 2,095.9 million in the same period of 2018

•                                                                                          Number of pickup/delivery outlets was approximately 30,000 as of September 30, 2019, while the number of direct network partners was approximately 4,750 as of September 30, 2019

•                                                                                          Number of line-haul vehicles was over 6,600 as of September 30, 2019, which included over 5,700 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO. Among the 6,600 vehicles, over 3,950 were high capacity 15-to-17-meter-long trailer trucks compared to over 3,150 as of June 30, 2019

•                                                                                          Number of line-haul routes between sorting hubs was over 2,400 as of September 30, 2019

•                                                                                          Number of sorting hubs was 89 as of September 30, 2019, among which 80 are operated by the Company and the other nine by the Company’s network partners

(1)                                 An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)                                 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations

(3)                                 Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations

(4)                                 One ADS represents one Class A ordinary share

(5)                                 Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO’s market share by parcel volume expanded 2.3 percentage points to 18.9% during the third quarter of 2019. With the strong partnership with thousands of our network partners, ZTO delivered sound execution on our corporate strategy by maintaining high quality of services and achieving targeted net earnings growth as we continue to strengthen our industry leadership.”

Mr. Lai added, “Since the founding of our business 17 years ago, we have followed the philosophy of taking control of our own destiny and invest wisely in the future. Throughout the years, we have consistently built infrastructure that are suitable to the stage of market development and operational needs, and we have not only cumulated valuable resources but also developed ability to leverage and maximize value creation and recreation by consolidating resources and expand on our product and service capabilities.  We believe that the Chinese express delivery industry and the Chinese logistic industry have great potential for further steady growth as Chinese economy continue to expand. ZTO is on one hand focusing on execution of our near-term strategies surrounding last mile effectiveness including courier advantages, we are also working towards our longer-term goal of becoming a world-leading comprehensive logistics service provider.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “ZTO is increasingly benefiting from its brand recognition for wide service coverage and deep penetration into the Chinese express delivery industry.  We are on track to deliver another year of strong volume and solid profit growth based on the first three quarters performances and the most recent assessment of the market and operational conditions for the rest of 2019.  Supported by the increase in economies of scale, consistent cost productivity gain and corporate structure efficiency, we are able to dampen the impact of price pressure and achieve healthy net income growth. Combined sorting hub and line-haul transportation costs per parcel declined 10.7% year over year, and corporate SG&A, excluding share-based compensation, was 5.3% of total revenues down from 5.6% last year. Adjusted net income rose 24.6% to RMB1.32 billion, and cash from operating activities rose 55.5% to RMB1.42 billion.”

Third Quarter 2019 Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2018		2019			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,688,358	87.1	4,675,993	654,195	88.8	10,439,890	87.2	13,499,267	1,888,617	88.4
Freight forwarding services	291,153	6.9	274,356	38,384	5.2	886,216	7.4	913,758	127,839	6.0
Sale of accessories	199,997	4.7	276,452	38,677	5.3	560,059	4.7	777,859	108,826	5.1
Others	55,088	1.3	38,959	5,451	0.7	90,754	0.7	72,546	10,150	0.5
Total revenues	4,234,596	100.0	5,265,760	736,707	100.0	11,976,919	100.0	15,263,430	2,135,432	100.0

Revenues were RMB5,265.8 million (US$736.7 million), an increase of 24.4% from RMB4,234.6 million in the same period of 2018. Revenue from express delivery services increased by 26.8% compared to the same period of 2018, mainly driven by a 45.9% increase in parcel volume and partially offset by a 13.2% decrease in unit price per parcel largely for incremental volume incentives in response to competition. Revenue from freight forwarding services decreased 5.8% when compared to the same period of 2018. The increase in revenue from sales of accessories was in-line with the increase in the sale of thermal paper used for the printing of digital waybills. Other revenues are mainly associated with equipment sales, financing services and advertising services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2018		2019			2018		2019
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,354,209	32.0	1,783,180	249,476	33.9	3,810,114	31.8	5,073,052	709,746	33.2
Sorting hub cost	765,863	18.1	978,417	136,886	18.6	2,154,262	18.0	2,823,387	395,007	18.5
Freight forwarding cost	281,967	6.7	265,426	37,134	5.0	853,985	7.1	893,823	125,050	5.9
Cost of accessories sold	119,211	2.8	138,112	19,323	2.6	333,651	2.8	414,169	57,944	2.7
Other costs	388,032	9.2	503,686	70,468	9.6	1,010,213	8.4	1,433,901	200,610	9.4
Total cost of revenues	2,909,282	68.8	3,668,821	513,287	69.7	8,162,225	68.1	10,638,332	1,488,357	69.7

Total cost of revenues was RMB3,668.8 million (US$ 513.3million), an increase of 26.1% from RMB2,909.3 million in the same period last year.

•                  Line haul transportation cost was RMB1,783.2 million (US$249.5 million), an increase of 31.7% from RMB1,354.2 million in the same period last year. Higher usage of self-owned fleet with increasing number of higher-capacity trailer trucks, improved line-haul route planning and better load rate enhanced the transportation cost leverage.

•                  Sorting hub operating cost was RMB978.4 million (US$136.9 million), an increase of 27.8% or RMB 212.6 million from RMB765.9 million in the same period last year. Of this increase: (i) RMB130.1 million (US$18.2 million) was associated with sorting hub labor costs, the headcount of sorting hub workers increased 16.7% year over year, much slower than the 45.9% volume increase; and (ii) RMB40.8 million (US$5.7 million) came from depreciation costs associated with the newly installed automated sorting equipment. As of September 30, 2019, 208 sets of automated sorting equipment have been put into use, compared to 78 sets as of September 30, 2018.

•                  Cost of accessories was RMB138.1 million (US$19.3 million), an increase of 15.9% from RMB119.2 million in the same period last year.

•                  Other costs were RMB503.7 million (US$70.5 million), an increase of RMB115.7 million (US$16.2 million) compared to the same period last year, which mainly resulted from (i) an increase of RMB66.4 million (US$9.3 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB57.8 million (US$8.1 million) in expenses related to IT and technology development.  The Company increased its level of investment in IT research and development to support digitized operational management.

Gross Profit was RMB1,596.9 million (US$223.4 million), an increase of 20.5% from RMB1,325.3million in the same period last year. Gross margin rate decreased one percentage point to 30.3% from 31.3% year over year, as a net result of parcel volume growth, increase in volume incentives and cost productivity gains.

Total Operating Expenses were RMB196.4 million (US$27.5 million), compared to RMB233.6 million in the same period last year.

•                  Selling, general and administrative expenses were RMB290.9 million (US$40.7 million), compared to RMB249.5 million in the same period last year. The increase was mainly due to an increase in salaries and accrued performance-based bonuses from RMB142.4 million to RMB154.3 million (US$21.6 million). Selling, general and administrative expenses, excluding share-based compensation expense accounted for 5.3% of total revenues compared to 5.6% during the same period last year.

•                  Other operating income, net was RMB94.5 million (US$13.2 million) for the quarter which was mainly consisted of government subsidies and tax rebates of RMB84.8 million (US$11.9 million) received in the third quarter of 2019

Income from operations was RMB1,400.5 million (US$195.9 million), an increase of 28.3% from RMB1,091.7 million for the same period last year. Operating margin rate increased by 0.8 percentage point to 26.6% year over year while the gross margin rate decreased by 1.0 percentage points. This demonstrated sound corporate cost control and healthy economy of scale.

Interest income was RMB146.4 million (US$20.5 million), compared with RMB124.0 million in the same period in 2018.

Foreign currency exchange gain, before tax was RMB28.5million (US$4.0 million) in the third quarter of 2019, resulted from the appreciation of the U.S. dollar against the Chinese renminbi in the third quarter of 2019.

Income tax expenses were RMB266.3 million (US$37.3 million) and the effective income tax rate was 16.9% for the third quarter of 2019.

Net income was RMB1,307.7 million (US$183.0 million), an increase of 23.4% from RMB1,059.4 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.67 (US$0.23), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB1.35 and RMB1.34in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.69 (US$0.24), compared with adjusted basic and diluted earnings per ADS attributable to ordinary shareholders of RMB1.35 and RMB1.34 in the same period last year, respectively.

Adjusted net income was RMB1,318.5 million (US$184.5 million), compared with adjusted net income of RMB1,058.5 million during the same period last year.

EBITDA was RMB1,876.7 million (US$262.6 million), compared with RMB1,475.1 million in the same period last year.

Adjusted EBITDA was RMB1,887.5 million (US$264.1 million), compared to RMB1,473.1 million in the same period last year.

Net cash provided by operating activities was RMB1,417.7 million (US$198.3 million), compared with RMB911.7 million in the same period last year.

Business Outlook

The Company makes no changes to its previously stated annual guidance: parcel volume for 2019 is expected to be in the range of 11.51 billion to 11.93 billion, representing a 35% to 40% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 14.3% to 23.8% increase from the same period of 2018. Above estimates are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of September 30, 2019, the Company has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.1477 to US$1.00, the noon buying rate on September 30, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 P.M. U.S. Eastern Time on Monday, November 18, 2019 or 9:00 A.M. Beijing Time on Tuesday, November 19, 2019.

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
International:	1-412-317-6061
Passcode:	8033711

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessible through November 25, 2019 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10133925

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the third quarter of 2019, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. The financial results to which this news release is related are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	4,234,596	5,265,760	736,707	11,976,919	15,263,430	2,135,432
Cost of revenues	(2,909,282)	(3,668,821)	(513,287)	(8,162,225)	(10,638,332)	(1,488,357)
Gross profit	1,325,314	1,596,939	223,420	3,814,694	4,625,098	647,075
Operating income (expenses):
Selling, general and administrative	(249,493)	(290,893)	(40,697)	(934,292)	(1,154,021)	(161,453)
Other operating income, net	15,918	94,469	13,217	98,598	182,102	25,477
Total operating expenses	(233,575)	(196,424)	(27,480)	(835,694)	(971,919)	(135,976)
Income from operations	1,091,739	1,400,515	195,940	2,979,000	3,653,179	511,099
Other income (expenses):
Interest income	123,995	146,372	20,478	255,024	437,313	61,182
Interest expense	(4)	—	—	(780)	—	—
Gain/(loss) on disposal of equity investees	12,904	—	—	562,637	(529)	(74)
Foreign currency exchange gain, before tax	40,382	28,511	3,989	39,530	24,850	3,477
Income before income tax, and share of loss in equity method investments	1,269,016	1,575,398	220,407	3,835,411	4,114,813	575,684
Income tax expense	(201,355)	(266,297)	(37,256)	(706,494)	(746,958)	(104,503)
Share of loss in equity method investments	(8,286)	(1,420)	(199)	(19,859)	(13,433)	(1,879)
Net income	1,059,375	1,307,681	182,952	3,109,058	3,354,422	469,302
Net income/(loss) attributable to noncontrolling interests	262	(153)	(21)	(1,575)	(6,700)	(937)
Net income attributable to ZTO Express (Cayman) Inc.	1,059,637	1,307,528	182,931	3,107,483	3,347,722	468,365
Net earnings per share attributable to ordinary shareholders
Basic	1.35	1.67	0.23	4.20	4.27	0.60
Diluted	1.34	1.67	0.23	4.19	4.26	0.60
Weighted average shares used in calculating net earnings per ordinary share
Basic	787,163,859	782,011,037	782,011,037	739,967,814	784,701,835	784,701,835
Diluted	788,144,763	782,389,377	782,389,377	740,779,797	784,981,054	784,981,054
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	556,140	480,712	67,254	844,123	429,859	60,139
Comprehensive income	1,615,515	1,788,393	250,206	3,953,181	3,784,281	529,441
Comprehensive income attributable to noncontrolling interests	262	(153)	(21)	(1,575)	(6,700)	(937)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,615,777	1,788,240	250,185	3,951,606	3,777,581	528,504

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	4,622,554	5,058,640	707,730
Restricted cash	400	912	128
Accounts receivable, net of allowance for doubtful accounts of RMB13,996 and RMB13,525 at December 31, 2018 and September 30, 2019, respectively	596,995	538,063	75,278
Financing receivables, net of allowance for doubtful accounts of RMB4,139 and RMB13,369 at December 31, 2018 and September 30, 2019, respectively	517,983	477,259	66,771
Short-term investment	13,599,852	11,304,068	1,581,497
Inventories	43,813	35,954	5,030
Advances to suppliers	337,874	341,216	47,738
Prepayments and other current assets	1,507,996	1,666,941	233,213
Amounts due from related parties	6,600	87,017	12,174
Total current assets	21,234,067	19,510,070	2,729,559
Investments in equity investees	2,207,410	2,228,272	311,747
Property and equipment, net	9,035,704	10,906,604	1,525,890
Land use rights, net	1,969,176	2,309,558	323,119
Intangible assets, net	54,227	49,578	6,936
Right-of-use assets[6]	—	726,375	101,624
Goodwill	4,241,541	4,241,541	593,413
Deferred tax assets	318,063	360,334	50,413
Other non-current assets	622,669	2,149,305	300,697
TOTAL ASSETS	39,682,857	42,481,637	5,943,398
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,311,807	1,071,867	149,960
Advances from customers	436,710	990,764	138,613
Income tax payable	405,683	117,064	16,378
Amounts due to related parties	132,216	44,548	6,232
Lease liabilities[6]	—	281,352	39,363
Acquisition consideration payable	19,581	22,942	3,210
Dividends payable	1,699	1,672	234
Other current liabilities	2,833,769	2,948,569	412,520
Total current liabilities	5,141,465	5,478,778	766,510
Lease liabilities[6]	—	365,715	51,165
Deferred tax liabilities	157,940	154,236	21,578
Acquisition consideration payable	22,942	—	—
Other non-current liabilities	90,961	94,562	13,230
TOTAL LIABILITIES	5,413,308	6,093,291	852,483

(6)                                 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 803,551,115 shares issued and 781,947,464 shares outstanding as of September 30, 2019)	523	517	72
Additional paid-in capital	24,137,681	22,325,786	3,123,492
Treasury shares, at cost	(1,545,077)	(1,436,767)	(201,011)
Retained earnings	11,052,395	14,400,117	2,014,650
Accumulated other comprehensive income	571,716	1,001,575	140,125
ZTO Express (Cayman) Inc. shareholders’ equity	34,217,238	36,291,228	5,077,328
Noncontrolling interests	52,311	97,118	13,587
Total Equity	34,269,549	36,388,346	5,090,915
TOTAL LIABILITIES AND EQUITY	39,682,857	42,481,637	5,943,398

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	911,741	1,417,706	198,345	2,601,711	4,043,780	565,746
Net cash used in investing activities[7]	(2,295,672)	(4,015,458)	(561,783)	(9,542,593)	(1,621,341)	(226,834)
Net cash provided by/ (used in) financing activities	1,380,280	511,528	71,565	7,195,347	(1,995,524)	(279,184)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	101,353	33,113	4,633	243,160	9,683	1,355
Net increase/(decrease) in cash, cash equivalents and restricted cash	97,702	(2,053,111)	(287,240)	497,625	436,598	61,083
Cash, cash equivalents and restricted cash at beginning of period	6,173,657	7,112,663	995,098	5,773,734	4,622,954	646,775
Cash, cash equivalents and restricted cash at end of period	6,271,359	5,059,552	707,858	6,271,359	5,059,552	707,858

(7) The amount of cash provided by investing activities mainly includes mature of the fixed term bank deposits with an original maturity of three months to one year. For the third quarter of 2019, the amounts of cash flow out for purchasing the short-term investment are approximately RMB1,613.3 million (US$225.7 million), and the amounts of cash flow out for purchasing the short-term investment are approximately RMB1,857.9 million in the same period last year.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,059,375	1,307,681	182,952	3,109,058	3,354,422	469,302
Add:
Share-based compensation expense	10,876	10,800	1,511	238,603	305,865	42,792
(Gain)/loss on disposal of equity investees, net of income taxes	(11,756)	—	—	(436,277)	529	74
Adjusted net income	1,058,495	1,318,481	184,463	2,911,384	3,660,816	512,168

Net income	1,059,375	1,307,681	182,952	3,109,058	3,354,422	469,302
Add:
Depreciation	202,669	288,749	40,397	565,066	843,581	118,021
Amortization	11,709	13,951	1,952	35,072	39,920	5,585
Interest expenses	4	—	—	780	—	—
Income tax expenses	201,355	266,297	37,256	706,494	746,958	104,503
EBITDA	1,475,112	1,876,678	262,557	4,416,470	4,984,881	697,411

Add:
Share-based compensation expense	10,876	10,800	1,511	238,603	305,865	42,792
(Gain)/loss on disposal of equity investees, before income taxes	(12,904)	—	—	(562,637)	529	74
Adjusted EBITDA	1,473,084	1,887,478	264,068	4,092,436	5,291,275	740,277

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	1,059,637	1,307,528	182,931	3,107,483	3,347,722	468,365
Add:
Share-based compensation expense	10,876	10,800	1,511	238,603	305,865	42,792
(Gain)/loss on disposal of equity investees, net of income taxes	(11,756)	—	—	(436,277)	529	74
Adjusted net income attributable to ordinary shareholders	1,058,757	1,318,328	184,442	2,909,809	3,654,116	511,231

Weighted average shares used in calculating net earnings per ordinary share
Basic	787,163,859	782,011,037	782,011,037	739,967,814	784,701,835	784,701,835
Diluted	788,144,763	782,389,377	782,389,377	740,779,797	784,981,054	784,981,054

Net earnings per share attributable to ordinary shareholders
Basic	1.35	1.67	0.23	4.20	4.27	0.60
Diluted	1.34	1.67	0.23	4.19	4.26	0.60

Adjusted net earnings per share attributable to ordinary shareholders
Basic	1.35	1.69	0.24	3.93	4.66	0.65
Diluted	1.34	1.69	0.24	3.93	4.66	0.65

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